EXHIBIT 21

SUBSIDIARIES

The companies listed below are the primary subsidiaries of the Corporation. The financial data for these subsidiaries comprised the Corporation’s consolidated financial statements.

Name of Company	Organized Under Laws of
Domestic:

Symmetry Medical USA Inc.	Delaware
Symmetry Medical International Inc.	Delaware
Mettis Group Inc.	Delaware
Ultrexx, Inc. (a)	Indiana
Jet Engineering, Inc. (a)	Michigan

International:

Othy Limited	England
Poly-Vac France S.A.R.L.	France
Poly-Vac S.A.	France
Mettis (UK) Limited (a)	England
Thornton Precision Components Limited (a)	England
Medicast Limited	England
Arthur Robinson & Sons (Willenhall) Limited	England

(a)	Accounts for material revenues.